December 7, 2007
Via Electronic Filing, Next Day Air

Ms. Anne Nguyen Parker
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Croff Enterprises, Inc.
SEC File No. 1-16731
Final Definitive Proxy Statement

Dear Ms. Parker:

Thank you for your telephonic notification today that there are no further comments by the SEC regarding Croff’s currently pending proxy statement pursuant to Schedule 14A.  We will accordingly promptly file the definitive proxy with all referenced exhibits.

This letter will also confirm, pursuant to the directions of your office, that we are concurrently filing with this final definitive proxy statements and exhibits our response to your office’s last comment letter dated November 21st, 2007 as a nonpublic document.  We believe that this letter was earlier filed as a nonpublic document, but appreciate your indication that it was not available and we will now ensure that it is filed of record.  We will also file a copy of this letter as a nonpublic document with your office.

This letter will also affirm in response to your oral comments in our telephone conversation that the final definitive proxy statement, as filed, will have all appropriate dates of meeting, notice and record dates which were blank in our prior preliminary filings.

May we take this opportunity to thank you for your courteous and professional review and expediting of our proxy process.

Sincerely,

/s/ Julian D. Jensen
Julian D. Jensen
Attorney Croff Enterprises, Inc.

JDJ/hl
Cc: Croff Enterprise, Inc